EXHIBIT 99.5

LAMAQUE COMPLEX TECHNICAL REPORT

CERTIFICATE OF QUALIFIED PERSON

Jessy Thelland, P.Geo.

1000, voie de Service Goldex-Manitou

Val-d’Or, Qc

Tel: 819-874-3100 # 1201

Cell: (819) 860-7419

Email: jessy.thelland@eldoradogold.com

I, Jessy Thelland, am a Professional geologist, employed as Director of Technical Services, of Eldorado Gold Québec inc. (wholly-owned subsidiary of Eldorado Gold Corporation) located at 1000, voie de Service Goldex- Manitou, Val-d’Or in the Province of Québec.

This certificate applies to the technical report entitled Lamaque Complex Technical Report, with an effective date of December 31, 2024.

I am a member of the Ordre des Géologues du Québec (permit 00758). I graduated from the Université du Québec à Chicoutimi with a Bachelor of Earth Sciences in 2002.

I have practiced my profession continuously since 2002 and have acquired my mining geology and exploration expertise across various positions with Campbell Resources, Cambior Inc, Richmont Mines Inc, Integra Gold Corporation and Eldorado Gold Québec.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects/Regulation 43-101 (“National Instrument 43-101”).

I am based at the Lamaque Complex since August 2016, where I work on site.

I am responsible for items 12.1, 12.2.4, 14, 15, 16, 21, 22, 24.14, 24.15 and 24.16 in the technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101F1 and the items for which I am responsible in the technical report entitled Lamaque Complex Technical Report with an effective date of December 31 , 2024, has been prepared in compliance with same.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the items of the technical report that I was responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Val-d’Or, Québec, this 27th day of January, 2025.

“Signed and Sealed”

Jessy Thelland

Jessy Thelland, P.Geo.